                                   Filed by: American Century Mutual Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                               Subject Company: Kopp Funds, Inc.
                                       Investment Company Act File No. 811-08267

                                KOPP FUNDS, INC.

                              PROSPECTUS SUPPLEMENT
                     TO PROSPECTUSES DATED JANUARY 30, 2006

                            Kopp Emerging Growth Fund

                       Kopp Total Quality Management Fund

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     On September  12,  2006,  Kopp  Investment  Advisors,  LLC, the  investment adviser to Kopp Funds,  Inc.  ("Kopp  Funds"),  entered into an  agreement  with
American  Century  Investment   Management,   Inc.  ("American   Century")  that
contemplates  that the Kopp  Emerging  Growth  Fund and the Kopp  Total  Quality
Management Fund (the "Funds"),  each a series of Kopp Funds, will be reorganized with and into two American  Century funds.  The agreement is subject to a number of  conditions,  including  the  separate  approval of  agreements  and plans of reorganization (the "Reorganization Agreements") by shareholders of the Funds at a special  shareholders  meeting to be held on or about  January  12,  2007 (the
"Special Meeting").

     The  Reorganization  Agreements  provide that the Kopp Emerging Growth Fund will be  reorganized  into the  American  Century New  Opportunities  II Fund, a series of  American  Century  Mutual  Funds,  Inc.,  and the Kopp Total  Quality
Management  Fund will be  reorganized  into the American  Century  Equity Growth
Fund,  a  series  of  American  Century  Quantitative  Equity  Funds,  Inc.  The
Reorganization  Agreements  have  been  unanimously  approved  by each  board of directors  of Kopp Funds,  American  Century  Mutual  Funds,  Inc.  and American
Century Quantitative Equity Funds, Inc.

     At the Special Meeting,  shareholders of the Kopp Emerging Growth Fund will also be asked to approve a subadvisory  agreement appointing American Century as subadvisor to the Kopp Emerging  Growth Fund for purposes of  transitioning  the portfolio prior to the reorganization.  This subadvisory arrangement,  which has been  approved  by the  board of  directors  of Kopp  Funds,  will  take  effect following  shareholder  approval  of  the  reorganization  and  the  subadvisory agreement.

     Additional  details  regarding  the Special  Meeting will be contained in a combined proxy statement/prospectus to be mailed to shareholders of the Funds in advance of the Special Meeting.

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 13, 2006.

            PLEASE KEEP THIS PROSPECTUS SUPPLEMENT WITH YOUR RECORDS.

     FOR MORE INFORMATION, CALL KOPP FUNDS AT 1-888-533-KOPP OR AMERICAN CENTURY
INVESTMENTS AT  1-800-345-2021  FOR A PROSPECTUS  CONTAINING  INFORMATION ON THE
FUNDS' INVESTMENT OBJECTIVES, RISKS, FEES AND EXPENSES. READ IT CAREFULLY BEFORE
YOU INVEST OR SEND MONEY. INVESTMENT RETURN AND SHARE PRICE WILL FLUCTUATE,  AND
REDEMPTION VALUE MAY BE MORE OR LESS THAN ORIGINAL COST.

IMPORTANT DISCLOSURE INFORMATION
---------------------------------

The  information  included herein is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment  company,  nor is it a solicitation of any proxy. American Century Mutual Funds, Inc. and American Century Quantitative
Equity Funds,  Inc. will file a proxy  statement/prospectus  and other  relevant documents  regarding the  reorganization  with the U.S.  Securities and Exchange
Commission (the "SEC"). INVESTORS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY
WILL  CONTAIN  IMPORTANT  INFORMATION  ABOUT  THE  REORGANIZATIONS  AND  RELATED
MATTERS.  You will be able to obtain these  documents  free of charge at the SEC
Web site (www.sec.gov).

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